Exhibit 12.1

NII HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months Ended September 30,
	2014		2013

Loss from continuing operations before income tax provision	$(1,229,877)		$(653,901)

Add:
Fixed charges	495,446		520,655
Amortization of capitalized interest	39,463		35,344

Less:
Interest capitalized	30,160		64,433
Equity in losses of unconsolidated affiliates	—		—
Losses attributable to minority interests	—		—
Losses as adjusted	$(725,128)		$(162,335)

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$390,858		$382,275
Interest capitalized	30,160		64,433
Portion of rent expense representative of interest (30%)	74,428		73,947
Fixed charges	$495,446		$520,655

Ratio of losses to fixed charges	—	(1)	—	(1)

(1) For the nine months ended September 30, 2014 and 2013, earnings were inadequate to cover fixed charges by $1,220.6 million and $683.0 million, respectively.